Room 4561

	February 23, 2006

Mr. Leonard M. Fertig
Chief Executive Officer
Futuremedia Public Limited Company
Nile House, Nile Street
Brighton, East Sussex BN1 1HW
England

Re:	Futuremedia Public Limited Company
	Registration Statement on Form F-3 filed January 27, 2006
	File No. 333-131314

      Form 20-F for the year ended April 30, 2005
	File No. 0-21978

Dear Mr. Fertig:

      This is to advise you that we have limited our review of the above registration statement to the matters addressed in the comments below. No further review of the registration statement has been or will be made. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

Registration Statement on Form F-3

1. Your securities purchase agreement appears to also provide for the sale of convertible notes in the aggregate principal amount of $7,500,000 in addition to the $2,500,000 convertible note for which underlying shares you are registering in this registration statement.
Pursuant to the terms of the agreement, it also appears that $10,000,000 has been placed into escrow with respect to these two tranches of financing. Please advise us if $10,000,000 had been placed in escrow and whether you have received the $2,500,000 from escrow with respect to the first tranche. The transaction must be fully disclosed in this registration statement; your current disclosure appears to suggest that there was only one financing for
$2,500,000 in December 2005. In addition, please file the escrow agreement as a material agreement to your private placement transaction. In this regard, we note that David Gonzalez, managing partner and general counsel of Cornell Capital, is the escrow agent according to Sections 1(a) and (c) of the securities purchase agreement.

2. In light of what appears to be a second tranche of your December
2005 financing consisting of convertible notes in the aggregate principal amount of $7,500,000, please provide us with a detailed analysis of why you believe your December 2005 financing was complete prior to the initial filing of the registration statement. In this regard, we note that the second tranche appears to be unfunded to date and remains subject to a number of conditions including the continued listing of your ADSs on the Nasdaq Capital Market.

3. In your disclosure regarding the calculation to register 18,346,520 ADSs as issuable upon conversion of the convertible note, you refer to page 20 for what you appear to suggest is a more complete discussion of the 19.99 percent provision in the investor registration rights agreement. Such discussion, however, is not in your description of securities. Please revise to provide a complete discussion as to why 18,346,520 ADSs are being registered for conversion and indicate that such number is currently far in excess of the shares issuable upon conversion of the December 2005 convertible note at current market prices, excluding any accrued interest. Please advise us if such additional shares contemplate the convertible note issuable in the second tranche.

4. We note your Form 6-K filed February 16, 2006 in which you disclose your receipt of a Nasdaq notice of non-compliance regarding listing qualifications. Please provide disclosure in a recent developments discussion regarding such notice and the likelihood of your continued listing. Your risk factor disclosure should be updated as well. We note that you plan to request a hearing with Nasdaq and that you suggest that you may meet the alternative requirement of $2,500,000 in shareholders` equity in the last fiscal year. Please elaborate on how you plan to meet such requirement in light of your $(4,797,000) in shareholders` equity as of October 31,
2005 as disclosed in your Form 6-K filed December 8, 2005.

Selling Shareholders, page 17

5. Please disclose the natural person who exercises the voting and/or dispositive powers with respect to the securities to be offered for resale by Cornell Capital (e.g., Mark Angelo). Please see Interpretation I.60 of our July 1997 Manual of Publicly Available Telephone Interpretations and Interpretation 4S of the Regulation S-K portion of the March 1999 Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations.

Exhibits

6. Please provide the undertaking set forth in Item 512(a)(5)(i) or
(a)(5)(ii) of Regulation S-K, as applicable.

Form 20-F for the year ended April 30, 2005

Item 15. Controls and Procedures

7. Your disclosure does not appear to indicate any conclusion from the evaluation undertaken by your chief executive officer and chief financial officer as to the effectiveness of your disclosure controls and procedures. Further, the evaluation of your disclosure controls and procedures pursuant to Rule 13a-15(b) under the Exchange Act is to be made as of the end of the fiscal quarter. Please advise us whether your chief executive officer and chief financial officer evaluated your disclosure controls and procedures as of April 30, 2005 and what their conclusions were with respect to the effectiveness of such disclosure controls and procedures. Please confirm to us that you will note this comment with respect to your future reports.


*              *              *              *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act and
Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange
Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Daniel Lee at (202) 551-3477 with any questions. If you need further assistance, you may contact me at
(202) 551-3730.

	Sincerely,


	Barbara C. Jacobs
	Assistant Director

cc:	Via Facsimile
	Mark A. Dorff, Esq.
	Brown Rudnick Berlack Israels LLP
	Facsimile:  + 44 20 7851 6100

	Daniel Gusenoff, Esq.
	Brown Rudnick Berlack Israels LLP
	Facsimile:  (617) 856-8201